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Ma 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED
FEB 28 2011
WASH, D.C. 211 SECTION

SEC FILE NUMBER
8-67202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANDES CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 West Wacker Drive, Suite 1350
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVID & BERNSTEIN LLP
(Name – *if individual, state last, first, middle name*)

230 WEST MONROE STREET , SUITE 330 (Address) CHICAGO (City) ILLINOIS (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Mohammed Elahi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andes Capital Group, LLC, as of February, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Joanne M Doll
Notary Public, State of Illinois
My Commission Expires 3/13/2013

M. Elahi
Signature

Chairman & CEO
Title

Joanne M. Doll
Notary Public

This report ** contains (check all applicable boxes):

☐ (a) Facing Page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAVID &
BERNSTEIN LLP
Certified Public Accountants

John V. Basso, CPA
Mark T. Jason, CPA
Phillip C. Ravid, CPA
William H. Brock, CPA

INDEPENDENT AUDITORS' REPORT
ON FINANCIAL STATEMENTS

The Members
Andes Capital Group, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Andes Capital Group, LLC (Company) as of December 31, 2010, and the related statements of operations and changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 25, 2011

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782-4710 ♦ Fax 312/782-4711

ANDES CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash in bank	$ 6,209	
Commissions receivable from clearing broker	10,025	
Cash on deposit with clearing broker	25,662	
Furniture and equipment, at cost less accumulated depreciation of $ $35,864	3,171	
		$ 45,067

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable	$ 7,822	
Accrued expenses	5,638	
		$ 13,460
MEMBERS' EQUITY		31,607
		$ 45,067

See Notes to Financial Statements.

ANDES CAPITAL GROUP, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

COMMISSION AND FEE INCOME		$ 559,225
OPERATING EXPENSES:		
Salaries	$ 80,176	
Payroll taxes	5,076	
	85,252	
Outside services	98,961	
Bloomberg services	41,238	
Bank charges	611	
Contributions	2,150	
Entertainment/promotion	30,481	
Illinois replacement tax	1,180	
Travel	41,283	
Vehicle expense	3,849	
Office expense	11,928	
Depreciation	3,754	
Dues and subscriptions	5,724	
Insurance	5,106	
Rent	105,277	
Professional fees	50,120	
Telephone	24,567	
		511,481
NET INCOME		$ 47,744

See Notes to Financial Statements.

ANDES CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2010

Balance, December 31, 2009	$	23,231
Net income		47,744
Members' distributions		(39,368)
Balance, December 31, 2010	$	31,607

See Notes to Financial Statements.

ANDES CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

OPERATIONS:		
Net income	$ 47,744	
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	3,754	
Decrease in commissions receivable	4,544	
Decrease in accounts payable and accrued expenses	(4,495)	
Net cash provided by operations		$ 51,547
FINANCING ACTIVITIES:		
Members' distributions		(39,368)
NET INCREASE IN CASH		12,179
CASH, BEGINNING OF YEAR (DEFICIT)		(5,970)
CASH, END OF YEAR		$ 6,209

SUPPLEMENTAL CASH FLOW DISCLOSURE:

Cash paid during the year for Illinois replacement tax	$ 1,180
Cash paid during the year for interest	$ -

See Notes to Financial Statements.

1. Organization and Nature of Operations:

   Andes Capital Group LLC (Company) is an Illinois Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA).It provides a range of services to a diversified institutional client base. Services include: origination, underwriting, distribution and trading for municipal bonds; sales, trading and execution for equities; sales, trading and underwriting for directed investment and private equity for taxable fixed income; commission recapture and research.

2. Summary of Significant Accounting Policies:

   a. Financial Statement Presentation:

      The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   b. Use of Estimates:

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   c. Cash and Cash Equivalents:

      The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. Currently, the insurance coverage is unlimited.

      For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

   d. Receivable from Clearing Broker:

      Management believes that, based on industry practice and collection history, the balance receivable from its clearing broker at December 31, 2010 is collectible in full, and accordingly, no allowance for doubtful accounts has been recorded. See Note 5.

   e. Furniture and Equipment:

      Property and equipment are stated at cost and are depreciated using straight-line and accelerated methods over estimated useful lives ranging from 5 to 7years.

f. Income Taxes:

Since the Company is a limited liability company, it files a partnership return for income tax purposes; therefore there is no income tax liability at the entity level. Rather, the Company's net income or loss is allocated among the members, and is reported on their individual income tax returns. Accordingly, no provision is made for income taxes in the financial statements.

g. Subsequent Events:

Management has evaluated subsequent events through February 25, 2011, the date on which these financial statements were available to be issued.

h. Revenue recognition:

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction. Commissions are recorded on a settlement date basis, which does not differ materially from the trade date basis.

3. Fair value of Financial instruments:

The Company's financial instruments are cash and cash equivalents, commissions receivable and accounts payable, for which recorded values approximate fair values based on their short-term nature.

4.. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2010, the Company had net capital of $28,436, which was $23,436 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 47.3% to 1 at December 31, 2009.

4. Operating Lease:

During 2010, the Company and an affiliate shared office facilities under a joint sublease arrangement which expired on December 31, 2010. The Company's share of rent expense totaled $105,277 for 2010. In January, 2011, the Company signed a new lease providing for a monthly rental of $2,000, with a full rent concession for the months of January and February, 2011. The lease expires on February 29, 2012.

5. Clearing Agreement:

The Company is an introducing broker, and clears all transactions for customers on a fully disclosed basis with other brokers. The Company promptly transmits all customer funds and securities to such clearing brokers and, at December 31, 2010, had no amounts or securities due the clearing broker from unsettled trades. Because the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers, it maintains with its clearing broker a money market account to be used as a security deposit. The amount of cash on deposit with the security broker was $25,662 at December 31, 2010.

Receivables from the clearing broker arise in the ordinary course of business from the settlement of securities transactions. The receivables are generally collected within 30 days.

ANDES CAPITAL GROUP LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL

Total members' equity	$ 31,607
Deductions for non-allowable assets:	
Furniture and equipment, net of accumulated depreciation	(3,171)
NET CAPITAL	28,436
Minimum capital requirement	5,000
EXCESS NET CAPITAL	$ 23,436
EXCESS NET CAPITAL AT 120%	$ 22,436

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 13,460
Ratio: Aggregate indebtedness to Net Capital	47.3% to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2010, as amended.

RAVID &
BERNSTEIN LLP
Certified Public Accountants

John V. Basso, CPA
Mark T. Jason, CPA
Phillip C. Ravid, CPA
William H. Brock, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Members
Andes Capital Group, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Andes Capital Group, LLC (Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782-4710 ♦ Fax 312/782-4711

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CBOE, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

February 25, 2011

February 25, 2011

To whom it may concern:

As per regulatory requirements, here is our 2010 Annual Audit enclosed.

Please let us know if you need anything else.

Thank you,

M. Elahi

Mohammed Elahi

Chairman/CEO

211 West Wacker Drive, Suite 1350 • Chicago, Illinois 60606 • Telephone 312-376-4500 • Fax 312-376-4501

ANDES CAPITAL GROUP, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND INDEPENDENT
AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2010

ANDES CAPITAL GROUP LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2010

CONTENTS